August 16, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

       Re: Tiziana Life Sciences plc
           Registration Statement on Form F-1
           Filed July 26, 2018
           File No. 333-226368

Dear Mr. Lazzaretti:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover page

1. We note your statement that no assurance can be given that your application to list your
       American Depositary Shares on the Nasdaq Capital Market will be approved. If your offering is not contingent on listing approval, please revise your cover page disclosure to clarify this fact. Additionally, please include a risk factor describing the consequences of not securing Nasdaq listing approval.
2. We note your disclosure that the last reported sale price of your ordinary shares on AIM
       was   ___ per ordinary share, equivalent to $ ___ per ADS. You may use the most recent
       home market trading price, converted to U.S. dollars at the most recent exchange rate,
 Tiziano Lazzaretti
FirstName LastNameTiziano Lazzaretti
Tiziana Life Sciences plc
Comapany NameTiziana Life Sciences plc
August 16, 2018
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         assuming the U.S. IPO price will be substantially similar to the home market trading price.
         If you expect that the U.S. IPO price will not be substantially similar to the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the AIM market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See
Item 501(b)(3) of
         Regulation S-K.
Prospectus Summary
Our Strategy, page 3

3. We note your statement that your goal is to deliver best-in-class and potentially life-
         altering therapies. Given the development stage of your product candidates and length of the drug approval process, it is premature and inappropriate for you to imply that any of your product candidates will ultimately be approved or become best-in-class or life-
         altering. Please remove this statement here and on page 65.
Our Product Candidates
Clinical Development Pipeline, page 4

4. We note your disclosure on page 1 that you plan to initially investigate Foralumab for safety and its immunomodulatory activity in healthy volunteers in two Phase 1 trials.
         Please revise your pipeline development chart to remove the studies conducted by
         Novimmune for the intravenous formulation and ensure that it accurately reflects the development status for your stated strategy. Additionally, with respect to references to the studies conducted by Novimmune, please revise your disclosure to remove your conclusions, i.e., "encouraging clinical response," to reference objective data points from which your conclusions were drawn.
Implications of Being an Emerging Growth Company, page 5

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 48

6. Please revise the Use of Proceeds discussion to quantify the amounts you expect to allocate to Miliciclib and Foralumab separately. It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of Milciclib and Foralumab. Also disclose the sources of other funds needed to reach
 Tiziano Lazzaretti
FirstName LastNameTiziano Lazzaretti
Tiziana Life Sciences plc
Comapany NameTiziana Life Sciences plc
August 16, 2018
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         regulatory approval and commercialization for each product candidate. Refer to Item 3.C of Form 20-F required by Item 4 of Form F-1.
Business
Our Product Candidates
Crohn's Disease, page 67

7. Please define scientific terms such as "anti-CD4 and TNF binding mABs" and tell us what you mean by "induction of apoptosis of activated T-lymphocytes rather than neutralization of soluble TNF." Please also cite the referenced previously reported studies and provide support for your conclusion regarding TNF targeting mAbs in Crohn's disease.
Proposed Phase 1 Clinical Trial for Foralumab for the Treatment of Multiple Sclerosis, page 70

8. In the second paragraph you indicate that Intravenous Foralumab was studied in three
         Phase 1 and Phase 2 clinical trials in 68 patients. In the third paragraph you indicate that
         68 of the partiicpants in the trials had Crohn's disease and 11 had acute cellular allograft rejection. Please clarify the discrepancy. Additionally, for each trial, expand your disclosure to include the duration of the trial, primary and secondary endpoints and whether these endpoints were met, as well as all serious adverse events.
Milciclib (TZLS-201)
Phase 1 Development, page 70

9. For each of your trials CDKO-125a-003 and CDKO 125a-004, please revise your disclosure to explain what you mean by "clinically significant" disease stabilization in terms of objective data points.
Research and Development, page 84

10. We note your references to Milciclib as having a "good safety profile" and demonstrated to be "efficacious." Please revise your disclosure to remove these statements as determinations of safety and efficacy are solely within the authority of the U.S. Food and
         Drug Administration and comparable regulatory bodies.
Consolidated Statements of Shareholders' Equity, page F-5

11. It is apparent that your 2016 and 2017 equity statements do not foot and cross-foot appropriately. Please revise these statements to correct the following footing and cross-
         footing discrepancies:
           2017 Share Capital total transactions with owners subtotal does not foot;
           2016 and 2017 Share Premium total transactions with owners subtotal does not foot;
           2017 Convertible Loan Note Reserve total transactions with owners subtotal does not foot;
           Retained Earnings balance at December 31, 2016 does not foot; Tiziano Lazzaretti
FirstName LastNameTiziano Lazzaretti
Tiziana Life Sciences plc
Comapany NameTiziana Life Sciences plc
August 16, 2018
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             Translation Reserve balance at December 31, 2017 does not foot; 2017 Capital Reduction Reserve total transactions with owners subtotal does not foot;
             Capital Reduction Reserve at December 31, 2017 does not foot;
             2016 and 2017 Total Equity for the transactions with owners subtotal does not foot;
             Total Equity balance at December 31, 2016 does not foot; and Total transactions with owners subtotal for both 2016 and 2017 does not cross-foot.
Consolidated Statements of Cash Flows, page F-6

12. Please revise to label the beginning item in your presentation of cash flows from operating activities as Loss from operations before income taxes or revise to use the amount of the net loss for the periods presented.
11. Loss Per Share, page F-14

13. Please address the following comments regarding your loss per share computations:
           Explain to us why you appear to use your comprehensive loss in the numerator of your
            2017 loss per share computation instead of your loss for the year. Otherwise, revise your computation and disclosure accordingly.
           As you classify the Convertible Loan Notes disclosed in Note 18 as equity, explain to us why the interest accrued on these notes is not treated similar to preferred dividends in the numerator of your loss per share computation consistent with the the guidance in paragraphs 12 through 18 of IAS 33. Otherwise, revise your loss per share computations in 2016 and 2017 to reflect the interest accrued on these notes as a deduction in the numerator tantamount to a dividend on the underlying equity instruments.

         To the extent that you revise your loss per share computations, provide the error correction disclosure required by paragraph 49 of IAS 8.
Notes to Consolidated Financial Statements
10. Taxation, page F-14

14. Please address the following comments regarding the income tax benefit reflected in your financial statements:
           Tell us why it is appropriate to reflect the benefits recorded and how they are realizable given your historical losses.
           Revise your disclosure to describe the basis for the Research and development claim provided in your reconciliation of your tax credit to the statutory rate. In addition, separately tell us how this claim is based on taxable profits to be recorded as an income tax benefit as stipulated in paragraph 2 of IAS 12 and why it is not reflected as a reduction of research and development expenses as indicated in the second paragraph on page 57.
           Revise your disclosure to describe the nature of the Adjustments due to prior periods
 Tiziano Lazzaretti
Tiziana Life Sciences plc
August 16, 2018
Page 5
          included in your reconciliation of the tax credit to the statutory rate for 2017.
          Separately tell us why these adjustments are not the correction of errors that should be reflected in earlier periods under IAS 8.
          Revise your disclosure to include a discussion of the tax impact for the year in the
          Management's Discussion and Analysis of Financial Condition and Results of
          Operations narrative on page 59.
General

15. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameTiziano Lazzaretti
                                                            Division of
Corporation Finance
Comapany NameTiziana Life Sciences plc
                                                            Office of
Healthcare & Insurance
August 16, 2018 Page 5
cc:       Ed Lukins, Esq.
FirstName LastName